Exhibit 99.2

91127 Medigus VIF	Proof 1

Extraordinary General Meeting of	Extraordinary General Meeting of
Shareholders of Medigus Ltd. (the “Company”)	Shareholders of Medigus Ltd.
Date: July 9, 2018	to be held on July 9, 2018
See Voting Instruction On Reverse Side.	For Holders as of June 4, 2018
Please make your marks like this: ☒ Use pen only

		For	Against	Abstain

1.	To approve amendments to the articles of association of the Company;	☐	☐	☐

2.

To approve a reverse share split of the Company’s ordinary shares by a ratio of up to 15:1, to be effective at the ratio and on a date to be determined by the board of directors, and to amend the Company’s articles of association accordingly.

		☐	☐	☐

 MAIL

     ● Mark, sign and date your Voting Instruction Form.

     ● Detach your Voting Instruction Form.

     ● Return your Voting Instruction Form in the
        postage-paid envelope provided.

All votes must be received by 12:00 p.m. EST on July 5, 2018.

PROXY TABULATOR FOR

MEDIGUS LTD.

P.O. BOX 8016

CARY, NC 27512-9903

EVENT #

CLIENT #

Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above	Copyright © 2018 Mediant Communications Inc. All Rights Reserved

91127 Medigus VIF.indd 1	5/30/2018 10:41:44 AM

91127 Medigus VIF	Proof 1

MEDIGUS LTD.

Instructions to The Bank of New  York Mellon, as Depositary

(Must be received prior to 12:00 p.m. EST on July 5, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Medigus Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on June 4, 2018, at the Extraordinary General Meeting of the Shareholders of Medigus Ltd. to be held on July 9, 2018, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite the agenda item.

2. It is understood that, if you do not vote or if your voting instructions are not received before the Deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

(Continued and to be marked, dated and signed, on the other side)

91127 Medigus VIF.indd 2	5/30/2018 10:41:44 AM